Exhibit 99.2

March 3, 2016

Dear Carmike Associate,

We announced today that Carmike Cinemas has entered into a definitive agreement to combine with AMC Theatres to create a new industry leader. A copy of the press release issued today can be found here: www.carmikeinvestors.com/PressReleases/Financial.

We believe AMC is an ideal partner for Carmike and that this combination represents a logical step forward for both of our companies. Our theatre footprints are highly complementary. Whereas Carmike has traditionally emphasized mid-sized communities for its theatre locations, AMC operates six of the top 10 highest grossing theatres in the country. Pending regulatory review, the combined company will operate more than 600 theatre locations across 45 states and the District of Columbia.

In addition, both Carmike and AMC are committed to delivering a superior entertainment experience. Similar to Carmike, AMC has been working to expand its concessions stands beyond the traditional favorites, including providing dine-in options. Like Carmike, AMC is also constantly upgrading the movie presentation, including a conversion to digital projection, 3D movies and more large-screen formats like IMAX and AMC’s Dolby Cinema at AMC Prime experience. By leveraging the innovation and expertise of both companies, we expect to be able to deliver an even more compelling movie-going experience to our guests in many more locations across the country.

For many Carmike employees, we expect this may lead to new career development opportunities as part of a larger, more diversified organization.

Keep in mind, today’s announcement is just the first step. Until the transaction closes, which we currently expect to occur by the end of 2016, we will continue to operate as a separate, independent company. It should be business as usual for Carmike employees. It is important that we remain focused on our day-to-day responsibilities.

Over the coming months, Carmike and AMC will be developing plans on how best to bring the companies together and capitalize on the capabilities and talent across each organization. We will share information as it is available. Right now, I can tell you that the combined company will be led by AMC’s leadership team at its current headquarters in the Kansas City Metro area.

There are still many details to be worked out.

Tomorrow, Friday, March 4th at 8:30am (ET), I’ll be hosting a meeting for all corporate employees at the Carmike Hollywood Connection Ritz 13 where we will discuss this further. Please make every effort to attend.

Today’s announcement may generate interest from those outside Carmike. As always, it is important for Carmike to speak with one voice. If you receive any outside inquiries, please forward them to Rob Collins, Chief Marketing Officer at 706-576-3459 or PR@carmike.com.

On behalf of our Board and management team, I want you to thank you for your hard work and dedication. Carmike’s employees are an essential part of our success and your contributions will continue to drive our company forward.

Sincerely,

David Passman

President and Chief Executive Officer

Important Additional Information Regarding the Merger Will Be Filed With The SEC

This communication may be deemed to be solicitation material in respect of the proposed merger. In connection with the proposed merger, Carmike Cinemas, Inc. will file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and other relevant documents. BEFORE MAKING ANY VOTING DECISION, CARMIKE CINEMAS, INC.’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Carmike Cinemas, Inc.’s stockholders will be able to obtain a free copy of the proxy statement, when available, and other relevant documents filed by Carmike Cinemas, Inc. with the SEC at the SEC’s website at www.sec.gov. In addition, Carmike Cinemas, Inc.’s stockholders may obtain a free copy of the proxy statement, when available, and other relevant documents from Carmike Cinemas, Inc.’s website at www.carmikeinvestors.com or by contacting Carmike Cinemas, Inc.’s investor relations representatives by telephone at (212) 835-8500 or via email at ckec@jcir.com.

Participants in the Solicitation

Carmike Cinemas, Inc. and its directors, executive officers and certain other members of management and employees of Carmike Cinemas, Inc. may be deemed to be “participants” in the solicitation of proxies from Carmike Cinemas, Inc.’s stockholders in connection with the proposed merger. Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of Carmike Cinemas, Inc.’s stockholders in connection with the proposed merger, which may be different than those of Carmike Cinemas, Inc.’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed with the SEC. Carmike Cinemas, Inc.’s stockholders can find information about Carmike Cinemas, Inc. and its directors and executive officers and their ownership of Carmike Cinemas, Inc.’s common stock in Carmike Cinemas, Inc.’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 29, 2016, and in its definitive proxy statement for its most recent annual meeting of stockholders, which was filed with the SEC on April 17, 2015, and in Forms 4 of directors and executive officers filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement relating to the proposed merger when it is filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and Carmike Cinemas, Inc.’s website at www.carmikeinvestors.com or by contacting Carmike Cinemas, Inc.’s investor relations representatives by telephone at (212) 835-8500 or via email at ckec@jcir.com.